Exhibit 23.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated March 15, 2005, relating to the financial statements and financial statement schedule of Fisher Scientific International Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph related to a change in method of accounting for goodwill and intangible assets in 2002) and management’s report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of Fisher Scientific International Inc. for the year ended December 31, 2004, and to the reference to us under the heading ‘Experts‘ in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

May 6, 2005

New York, New York